Mail Stop 3720

September 23, 2008



Mr. Stephen Richards
Chief Operating Officer and Chief Financial Officer
The Princeton Review, Inc.
2315 Broadway
New York, NY  10024

	RE:	The Princeton Review, Inc.
      Form 10-K for the year ended December 31, 2007
		Filed March 17, 2008
		File No. 000-32469

Dear Mr. Richards:

      We have reviewed your filing and have the following comments.
If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below.
Please
understand that after our review of your responses, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated By Reference Into Part III of
Form 10-K

Compensation Discussion and Analysis, page 11

The Elements of Compensation at Princeton Review, Inc., page 14

1. In future filings, for each named executive officer`s compensation, please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S/K. For example, discuss whether the amount of base salary that year, the value realized upon vesting that year of previously awarded restricted stock, or the officer`s exercise that year of in-the-money, previously awarded stock options affected the committee`s or the board`s decisions regarding the kind or amount of incentive compensation to be paid to the officer for the year. We note your statement that "the actual amount of each form of compensation and the allocation of total compensation paid or awarded to each named executive officer takes into consideration each other form of compensation paid or issued" and your example of Mr. Perik`s award of a significant amount of long-term equity-based compensation in 2007 in contrast to his nominal annual base salary.

2. On page 14 under "Base Salary", you state that "[t]he
Compensation
Committee primarily considers prior and current period
performance,
business requirements for certain skills, individual experience, scope
of responsibilities and compensation levels for similar positions at
companies similar to The Princeton Review."  In addition, on page
16
under "Long-Term Equity-Based Incentive Awards", you state that "[t]he
Compensation Committee takes into account each individual`s potential for future responsibility and promotion, the levels of equity ownership of executives in similar positions at comparable companies..." In future filings, for purposes of Item 402(b)(2)(xiv)
of Regulation S/K, please identify the benchmarked companies. In addition, please discuss how the Compensation Committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Reid Hooper, Staff Attorney, at (202) 551-
3359,
or me at (202) 551-3257 with any questions.

									Sincerely,




				Celeste M. Murphy
      Legal Branch Chief










The Princeton Review, Inc.
September 23, 2008
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE